SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Profire Energy, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

74316X 101
(CUSIP Number)

Andrew Limpert
321 South 1250 West, Suite 1
Lindon, Utah 84042
(801) 796-5127
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 10, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74316X 101

1.	Names of Reporting Persons
	Andrew Limpert

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a) [ ]
		(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
	United States of America

Number of	7.	Sole Voting Power
Shares		3,571,937
Beneficially	8.	Shared Voting Power
Owned by		-0-
Each	9.	Sole Dispositive Power
Reporting		3,571,937
Person	10.	Shared Dispositive Power
With		-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,571,937

The 3,571,937 shares of Common Stock are comprised of (i) 3,521,937 shares owned by the Reporting Person, Andrew Limpert, (ii) 10,000 shares owned by Andrew Limpert, Custodian for Madeline Limpert, UTMA, (iii) 10,000 shares owned by Andrew Limpert, Custodian for Gabrielle Limpert, UTMA, (iv) 10,000 shares owned by Andrew Limpert, Custodian for Luke Limpert, UTMA, (v) 10,000 shares owned by Andrew Limpert Custodian for Colin Limpert, UTMA, and (vi) 10,0000 shares owned by Andrew Limpert Custodian for Olivia Limpert, UTMA. The Reporting Person disclaims beneficial ownership of the shares owned as custodian except to the extent of his pecuniary interest therein and the inclusion of the shares owned as custodian included in this report shall not be deemed an admission of beneficial ownership of the reported shares for purposes of Section 16 or for any other purpose.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	7.9%

14.	Type of Reporting Person (See Instructions)
	IN

EXPLANATORY NOTE

The following constitutes Amendment No. 8 (“Amendment No. 8”) to the Schedule 13D filed by the Reporting Person.  This Amendment No. 8 amends the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) on December 3, 2007, as amended by Schedule 13D/A-1 filed on October 21, 2008, Schedule 13D/A-2 filed on February 16, 2011, Schedule 13D/A-3 on July 18, 2011, Schedule 13D/A-4 filed on October 3, 2011, Schedule 13D/A-5 filed on March 20, 2012, Schedule 13D/A-6 filed on September 4, 2012 and Schedule 13D/A-7 filed on May 23, 2013 (the “Schedule 13D, as amended”).  Only those items hereby reported in this Amendment No. 8 are amended and all other items remain unchanged.  Terms used herein but not otherwise defined shall have the meanings set forth in the Schedule 13D, as amended.

Item 4.  Purpose of Transaction

Item 4 is hereby amended as follows:

(a)
On October 10, 2013, the Reporting Person (i) sold an aggregate of 54,348 shares in two private transactions and (ii) gifted 51,800 shares to six individuals, 10,000 shares each to each of his five minor children and 1,800 shares to another individual.  The Reporting Person may sell additional shares of Common Stock equal to an aggregate of up to one percent of the total outstanding Common Stock of the Issuer within the next 90 days.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

(i)	Not applicable.

(j)	Not applicable.

Except for the foregoing, the Reporting Person does not have any present plans or intentions that would result in or relate to any of the actions required to be described in subparagraphs (a)-(j) of Item 4 of this Amendment No. 8.  The Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a)
Of the 3,571,937 shares of Common Stock reported as owned by the Reporting Person, (i) 3,521,937 are shares owned by the Reporting Person, (ii) 10,000 shares are owned by Andrew Limpert,  Custodian for Madeline Limpert, UTMA, (iii) 10,000 shares are owned by Andrew Limpert, Custodian for Gabrielle Limpert, UTMA, (iv) 10,000 shares are owned by Andrew Limpert, Custodian for Luke Limpert, UTMA, (v) 10,000 shares are owned by Andrew Limpert Custodian for Colin Limpert, UTMA, and (vi) 10,0000 shares are owned by Andrew Limpert Custodian for Olivia Limpert, UTMA.  This reflects approximately 7.9% of the outstanding Common Stock of the Company.   The Reporting Person disclaims beneficial ownership of the shares owned as custodian except to the extent of his pecuniary interest therein and the inclusion of the shares owned as custodian included in this report shall not be deemed an admission of beneficial ownership of the reported shares for purposes of Section 16 or for any other purpose.

(b)
The Reporting Person has the sole power to vote or direct the vote of all of the 3,571,937 shares; and has shared power to vote or direct the vote of 0 shares; has the sole power to dispose or direct the disposition of all of the 3,571,937 shares; and has shared power to dispose or direct the disposition of 0 shares.

(c)	Other than as disclosed herein, during the past 60 days, the Reporting Person has not engaged in any transactions in the Common Stock of the Issuer.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by the Reporting Person.

(e)	Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2013	By:	/s/ Andrew Limpert
Andrew Limpert